SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH DECEMBER 01, 2005

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations (55 61) 415-1140 ri@brasiltelecom.com.br Media Relations (1 212) 983-1702 ivette.almeida@annemcbride.com

Free Translation

     BRASIL TELECOM S.A.
Publicly Traded Company
Corporate Taxpayer Registration: 76.535.764/0001 -43
Board of Trade: 53 3 0000622 9

MATERIAL FACT

CREDIT AND PAYMENT OF INTEREST ON SHAREHOLDERS’ EQUITY

We hereby inform Brasil Telecom S.A.’s (“Company”) shareholders that the Company’s Executive Management deliberated, following a delegation from the Board of Directors specified on a meeting held on December 1st, 2005, the credit of Interest on Shareholders’ Equity in the amount of R$386,400,000.00 (three hundred eighty six million and four hundred thousand reais), which corresponds to a gross amount of R$0.713416761 per one thousand shares and an amount net of income tax of R$0.606404246 per one thousand shares, common and preferred, which will be imputed to the dividends relative to the fiscal year 2005, pursuant to Article 9 of Law 9,249 of December 26th, 1995 and to Comissão de Valores Mobiliários’ (Brazilian Securities and Exchange Commission) Deliberation 207/96.

I – Date of the Credit: December 30th, 2005.

II – Date of Payment: Beginning January 14th, 2006.

III – Date of Trading “ex-Interest on Shareholders Equity”: As of December 13th, 2005, the Company’s shares will trade “Ex-Interest on Shareholders’ Equity”, considering the shares deposited on December 12th, 2005.

IV - Form and Place of Payment: Shareholders who have bank accounts and have provided such information to Banco Bradesco S.A. (“Bradesco”), Depositary Institution, will have their interest on shareholders’ equity credited to those accounts.

The interest on shareholders’ equity corresponding to shares deposited with the custodian agent will be credited to the respective stock exchange, which will then transfer the payments to shareholders through certified Brokerage Houses.

The remaining shareholders should proceed to a Bradesco branch of his or her choice, bringing along proof of banking account for registration (optional) and identified with the following documents:

A Natural Person: certified copy of his or her identification card, an Individual Taxpayer Registration (CPF) card and address certificate.
A Legal Person: certified copy of its Federal Taxpayer Registration (CNPJ/MF), and current consolidated articles of association or bylaws. In the case of Corporations, it must be presented the minutes of the general shareholders’ meeting or the board of directors meeting, which elected the current officers. Managing partners and officers with powers to represent the company must present a certified copy of their identity card, Individual Taxpayer Registration (CPF) card and address certificate.

If a shareholder is represented under power of attorney, the agent of the shareholder must provide the public instrument which grants such power of attorney, certified copies of the attorney’s identity card and an Individual Taxpayer Registration (CPF) card.

V – Income Tax Withheld: Income tax of 15% will be withheld from the amount of credit of Interest on Shareholders’ Equity, except for the shareholders proven to have fiscal exemption or with differentiated taxation who prove such condition to the Custodian Bank – Banco Bradesco S.A., Departamento de Ações e Custódia, Prédio Amarelo, 2o Andar, Cidade de Deus, Vila Yara – Zip Code 06.029 -900 – Osasco – SP – Brazil, until December 09th, 2005.

VI – Interest on Shareholders’ Equity of 2005:

Date of the credit	Brazilian Ex- Date	Payment Date	Gross amount (R$)	Net amount (R$)	Gross amount per 1,000 shares (R$)	Net amount per 1,000 shares (R$)
04/20/2005	05/03/2005	From 05/16/2005	240,100,000.00	204,085,000.00	0.443300632	0.376805537

Brazil, Brasília, December 2nd, 2005.

Charles Laganá Putz
Investor Relations Officer
Brasil Telecom S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 01, 2005

BRASIL TELECOM S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer